# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Safe Bulkers, Inc., CIK 0001434754
CUSIP: Y7388L103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Apt. No. D11, Les Acanthes, 6 Avenue des, Citronniers, Monaco (O9), MC98000
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0001454685
Persons authorized to receive notices and communications: Ioannis Bertsis, Vorini Holdings Inc., Apt. No. D11, Les Acanthes 6 Avenue des, Citronniers, Monaco (O9), MC98000, 377 93 25 05 75

## Reporting persons
- Vorini Holdings Inc. (CIK 0001454685): type of reporting person: other (OO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 19,426,015; sole dispositive power 0; shared dispositive power 19,426,015; aggregate amount beneficially owned 19,426,015 (18.99% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.
- Polys Hajioannou: type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); source of funds: other (OO); sole voting power 0; shared voting power 49,576,425; sole dispositive power 0; shared dispositive power 49,576,425; aggregate amount beneficially owned 49,576,425 (48.45% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.
- Nicolaos Hadjioannou: type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); source of funds: other (OO); sole voting power 0; shared voting power 21,426,015; sole dispositive power 0; shared dispositive power 21,426,015; aggregate amount beneficially owned 21,426,015 (20.94% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.
- Bellapais Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (4.89% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.
- Kyperounta Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (4.89% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.
- Lefkoniko Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (4.89% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.
- Akamas Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 8,555,412; sole dispositive power 0; shared dispositive power 8,555,412; aggregate amount beneficially owned 8,555,412 (8.36% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.
- Chalkoessa Maritime Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 5,400,000; sole dispositive power 0; shared dispositive power 5,400,000; aggregate amount beneficially owned 5,400,000 (5.28% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.
- Kition Holding Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (1.95% of the class)
  Comment: * This calculation is based on 102,320,099 shares of common stock of Safe Bulkers, Inc. outstanding as of July 18, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Safe Bulkers, Inc.
Address of issuer's principal executive offices: Apt. No. D11, Les Acanthes, 6 Avenue des, Citronniers, Monaco (O9), MC98000
Comment:
This Amendment No. 6 (the "Amendment No. 6") amends the Report on Schedule 13D originally filed on November 25, 2013 (the "Original 13D", and as amended by Amendment No. 1 to Schedule 13D filed on December 24, 2013, Amendment No. 2 to Schedule 13D filed on December 15, 2014, Amendment No. 3 to Schedule 13D filed on December 12, 2016, Amendment No. 4 to Schedule 13D filed on December 11, 2017 and Amendment No. 5 to Schedule 13 D filed on November 22, 2019, the "Amended 13D") by Vorini Holdings Inc. ("Vorini"), Polys Hajioannou, Nicolaos Hadjioannou, Bellapais Maritime Inc. ("Bellapais"), Kyperounta Maritime Inc. ("Kyperounta"), Lefkoniko Maritime Inc. ("Lefkoniko"), Akamas Maritime Inc. ("Akamas"), Chalkoessa Maritime Inc. ("Chalkoessa") and Kition Holding Corp. ("Kition") (collectively, the "Reporting Persons").

Unless indicated otherwise, all items left blank remain unchanged, and any items which are deemed to amend and update the existing items in the Amended 13D.

EXPLANATORY NOTE

This Amendment No. 6 is being filed by the Reporting Persons as a result of open market purchases that were effected in a series of transactions by certain of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: Reference is made to the discussion in the Explanatory Note above which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby supplemented by the addition of the following:

As of October 14, 2025, the Reporting Persons beneficially owned an aggregate of 51,576,425 shares of Common Stock. As of July 18, 2025, there were 102,320,099 shares of Common Stock issued and outstanding. Based on the foregoing, the 51,576,425 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 50.41% of the shares of Common Stock issued and outstanding.

By virtue of shares owned indirectly through Vorini, Bellapais, Kyperounta, Lefkoniko, Akamas and Chalkoessa, Polys Hajioannou may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 49,576,425 shares of Common Stock. The 49,576,425 shares of Common Stock of which Polys Hajioannou may be deemed to have shared voting and dipositive power include 400,000 shares of Common Stock held by Stalo Hajioannou, 400,000 shares of Common Stock held by Eleni Hajioannou and 394,998 shares of Common Stock held by Maria Hajioannou, each family members of Polys Hajioannou.

Akamas may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 8,555,412 shares of Common Stock. By virtue of shares owned indirectly through Vorini and Kition, Nicolaos Hadjioannou may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 21,426,015 shares of Common Stock. Kition may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,000,000 shares of Common Stock.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this statement on Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The description in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Within the last 60 days, no reportable transactions were effected by any Reporting Person.
Other persons with the right to receive dividends or sale proceeds: N/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Signatures
- Vorini Holdings Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (10/14/2025)
- Polys Hajioannou: /s/ Polys Hajioannou, Polys Hajioannou (10/14/2025)
- Nicolaos Hadjioannou: /s/ Nicolaos Hadjioannou, Nicolaos Hadjioannou (10/14/2025)
- Bellapais Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (10/14/2025)
- Kyperounta Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (10/14/2025)
- Lefkoniko Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (10/14/2025)
- Akamas Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (10/14/2025)
- Chalkoessa Maritime Inc.: /s/ Polys Hajioannou, Polys Hajioannou / President and Director (10/14/2025)
- Kition Holding Corp.: /s/ Nicolaos Hadjioannou, Nicolaos Hadjioannou / President and Director (10/14/2025)